EXHIBIT 4.52

Agreement of Purchase and Sale

Party A: Bethune Great Health Investment Management Inc.

Party B: Visionary Education Technology Holdings Group Inc.

Based on relevant provisions of the Contract Law and other related regulations, Party A and Party B, under fair and reasonable conditions and mutual consent, have entered into the following agreement. Party B will acquire the project intended for the development of a comprehensive health professional training program.

Real Property

Address 1091 Crystal Lake Rd, Galway-Cavendish and Harvey ON fronting on the south side of Crystal Lake Rd in the Town of Galway-Cavendish and Harvey, and Kinmount and having a frontage of 2693.27 more or less by depth of 6715.16 more or less.

Purchase Price: Dollars (CND$) 1,708,000.000; One Million Seven Hundred and Eight Thousand Dollars.

Terms

1, Party A shall sell the land to Party B. The total land transfer price is CAD _$1,708,000.000__ (Canadian dollars). On the day of signing this agreement, June 23, 2023, Party B shall make a prepayment of CAD $900,000, and the delivery date for the remaining land transfer balance to be paid to Party A is set on September 30, 2023.

2, Party A ensures that there are no disputes before the transfer of the land.

3, Party A is responsible for providing relevant evidence and cooperating with Party B to process the necessary land documents.

4, If Party B requests a transfer of ownership, Party A shall provide the relevant procedures, and the transfer expenses shall be borne by Party B. If Party A is unable to complete the transfer procedures due to its own reasons, Party A shall refund all the transfer payment made for purchasing the land and compensate Party B at a daily rate of 0.5% of the total transfer amount.

5, Party A actively assists Party B in handling all matters related to land procedures, and the ownership of the land will belong to Party B after the transfer.

Others

1, Matters not covered in this agreement shall be resolved through mutual consultation and documented in corresponding supplementary agreements, which shall have equal legal effect as this agreement.

2, In the event of conflicts or disputes during the execution process, and if mutual consultation fails to resolve them, the matter shall be brought before a court for judgment.

3, This agreement shall come into effect upon signature and seal by both parties. Two identical copies of this agreement are made, with each party holding one copy.

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Party A: Bethune Great Health Investment Management Inc.

Name: Shuang Liu

Title:

Signature: /s/ Shuang Liu

Date:

Party B: Visionary Education Technology Holdings Group Inc.

Name: Fan Zhou

Title: CEO & Chairman of the Board

Signature: /s/ Fan Zhou

Date: June 23, 2023

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